Exhibit 99.3

KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

August 14, 2018

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:Maxar Technologies Ltd. – Change of Auditor

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of Maxar Technologies Ltd. dated August 1, 2018 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Yours very truly,

Certified Public Accountants
Denver, Colorado, United States

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity